TERYL RESOURCES CORP.

FORM 51-102F1 – MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Third Quarter Ended February 28, 2010

(Unaudited Financial Statements)

Teryl  Resources  Corp.  (“Teryl”  or  the  “Company”)  was  incorporated  in  the  Province  of  British

Columbia  on  May  23,  1980  and  is  engaged  in  the  acquisition,  exploration  and  development  of

natural  resource  properties.   The  Company  currently  has  mineral  property  interests  in  Arizona,

Alaska and British Columbia.

The Company is a reporting issuer in British Columbia & Alberta and trades on the TSX Venture

Exchange  (the  “Exchange”)  under  the  symbol  “TRC”.   Teryl  is  also  listed  on  the  OTC  BB  under

the symbol “TRYLF”.

The  main  exploration  and  development  work  over  the  last  several  years  has  taken  place  on  the

Gil  claims  (gold  prospect)  located  in  the  Fairbanks  Mining  District,  Alaska.   The  Gil  joint  venture

with  Kinross  Gold  Corporation  is  divided  into  several  mineralized  zones  including  the  Main  Gil

and  the  North  Gil.   The  Gil  claims  are  adjacent  to  the  producing  Fort  Knox  deposit  owned  by

Kinross  Gold  Corporation.    Teryl,  Inc.,  a  subsidiary  of  the  Company,  owns  a  20%  working interest and Kinross Gold has an 80% working interest in the Gil joint venture.

The  Company,  through  its  subsidiary,  Teryl,  Inc.,  owns  a  100%  interest  in  the  West  Ridge claims,  subject  to  a  1%  NSR  to  the  State  of  Alaska,  located  in  the  Fairbanks  Alaska  mining

district.   Also  through  its  subsidiary,  Teryl,  Inc.,  the  Company  owns  28  claim  blocks,  consisting of 602 acres in the Warren Mining District, Cochise County, Arizona.

The  Company  prepared  its  financial  statements  in  Canadian  dollars  and  in  accordance  with

Canadian   generally   accepted   accounting   principles   and   its   Management’s   Discussion   and

Analysis  (MD&A)  should  be  read  in  conjunction  with  its  unaudited  financial  statements  for  the quarters  ended  February  28,  2010  and  2009  and  the  audited  financial  statements  for  the  fiscal years ended May 31, 2008 and 2007.

FORWARD-LOOKING STATEMENTS

Certain  statements  contained  in  this  MD&A  using  the  terms  “may”,  “expects  to”,  “projects”,

“estimates”,   “plans”,   and   other   terms   denoting   future   possibilities,   are   forward-looking

statements   in   respect   to   various   issues   including   upcoming   events   based   upon   current

expectations,  which  involve  risks  and  uncertainties  that  could  cause  actual  outcomes  and

results  to  differ  materially.   The  future  conduct  of  the  Company’s  business  and  the  feasibility  of its  mineral  exploration  properties  are  dependent  upon  a  number  of  factors  and  there  can  be  no assurance  that  the  Company  will  be  able  to  conduct  its  operations  as  contemplate  and  the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks that are  beyond  our  ability  to  predict  or  control  and  which  may  cause  actual  results  to  differ

materially  from  the  projections  or  estimates  contained  herein.    The  risks  include,  but  are  not

limited  to,  the  risks  described  in  the  this  MD&A;  those  risks  set  out  in  the  company’s  disclosure documents  and  its  annual,  quarterly  and  current  reports;  the  fact  that  exploration  activities seldom result in the discovery of a commercially viable mineral resource and are also significant amounts  of  capital  to  undertake  and  the  other  risks  associated  with  start-up  mineral  exploration

operations  with  insufficient  liquidity,  and  no  historical  profitability.   The  Company  disclaims  any

obligation  to  revise  any  forward  looking  statements  as  a  result  of  information  received  after  the fact or regarding future events.

1.1

Date

April 29, 2010

1.2

Overall Performance

As  of  February  28,  2010  the  Company  had  a  working  capital  of  $441,563,  compared  with  a working capital deficiency of $393,518 as of May 31, 2009, the last fiscal year-end.

For  the  three  months  ended  February  28,  2010,  the  Company  recorded  a  net  loss  of  $158,356 or $0.003 per share, compared to net loss of $75,227 or $0.002 per share for the same period in the prior fiscal year.

For the nine months ended February 28, 2010, the Company recorded a net loss of $460,789 or

$0.008  per  share,  compared  to  net  loss  of  $317,316  or  $0.006  per  share  for  the  same  period  in the prior fiscal year.

1.3

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The  following  table  summarizes  selected  financial  data  for  Teryl  for  each  of  the  three  most

recently   completed   financial   years.     The   information   set   forth   below   should   be   read   in

conjunction  with  the  consolidated  audited  financial  statements,  prepared  in  accordance  with

Canadian generally accepted accounting principles, and the related notes thereto.

May 31, 2009

May 31, 2008

May 31, 2007

Total Revenue

$8,261

$19,832

$3,029

General and administrative expenses

$475,042

$578,682

$458,801

Oil and gas wells written off

-

$313,483

-

Mineral properties written off

-

$60,705

$9,381

Exploration expenditures written off

$15,857

$213,184

$1,000

Income (Loss) from continuing operations:

- In total

($454,573)

($1,142,796)

($465,540)

- Basic and diluted loss per Share

($0.01)

($0.03)

($0.01)

Total Assets

$3,374,985

$3,486,056

$3,562,296

1.4

Results of Operations

MINING AND EXPLORATION OPERATIONS

Gil Mineral Claims

The  Company  owns  a  20%  interest  in  the  Gil  Mineral  Claims.   Kinross  Gold  Corporation  owns

the  other  80%  of  the  claims,  and  Kinross  acts  as  operator  of  the  project.    Kinross  and  the

Company  each  contribute  to  annual  exploration  costs,  if  any,  on  an  80:20  ratio  with  net  profits distributed in the same proportion in the event of production.

Kinross,  as  the  operator  of  the  Gil  Mineral  Claims,  determines  whether  exploration  work  will

occur  from  year  to  year.    During  the  fiscal  year  ended  May  31,  2009  a  total  of  $120,241

($104,476  US)  was  spent  on  the  Gil  Mineral  Claims.   Expenditures  for  annual  exploration  work

were  incurred  by  the  Company  during  the  fiscal  years  ended  May  31,  2008,  2007  and  2006.

Total   exploration   expenditures   for   2006   and   2007   were   $124,592.96   and   $30,909.41,

respectively,   with   Teryl’s   obligation   being   $24,918.53   in   2006   and   $6,181.89   in   2007.

Exploration  expenditures  for  the  year  ended  May  31,  2008  were  $291,245,  with  Teryl’s  share amounting to $58,249.12

In  March,  2009,  our  joint  venture  partner,  Fairbanks  Gold  Mining,  Inc.  (FGMI),  a  subsidiary  of

Kinross Gold Corporation, reported the Gil joint venture exploration summary.

FGMI   approved   the   2009   exploration   budget   of   US$1,644,000.      The   2009   Gil   Project

Exploration Program has three major goals:

1.   Ground magnetometer survey concentrating on Sourdough Ridge.

2.   Delineate mineralized zones and establish a resource base at Sourdough Ridge.

3.   Expand resource at North Gil.

The  goal  of  the  2009  program  is  to  further  delineate  the  strike  extension  of  the  mineralized zone,  and  to  infill  between  step-out  holes,  in  order  to  gain  a  better  understanding  of  ore-zone

continuity,  and  to  establish  a  resource  base.   The  2009  work  plan  calls  for  ground  geophysics,

10,000ft  of  RC  drilling,  and  6,000ft  of  HQ-NQ  core  drilling.    Drill  hole  collar  locations  will  be

selected upon completion of the geophysical survey.   In addition, samples will be collected for a

preliminary column leach study.

The  geophysical  survey  began  in  March  2009  and  the  remainder  of  the  program  began  in  mid-

April,  and  will  extend  through  the  end  of  2009.   The  bulk  of  the  expenditures  will  occur  between

March and September 2009.

In  July  2009,  preliminary  significant  gold  results  were  received  from  FGMI  from  the  reverse

circulation  drilling  program.   A  total  of  17  reverse  circulation  drill  holes  were  completed  from  the

North Gil and the Sourdough zones.   The best holes reported were Hole 513 on the Sourdough,

which assayed 60ft of 0.05 ounces per ton gold from 15ft to 75ft and 15ft of 0.04 ounces per ton

(approx. 1.13 grams per ton) gold from 105ft to 120ft.

Hole  521  on  the  Sourdough  zone  assayed  65ft  of  0.1  ounces  per  ton  (approx.  3  grams  per  ton)

gold from 220ft to 285ft.

In  August  2009,  additional  significant  gold  assays  were  received  from  FGMI.   A  total  of  33  R/C

drill  holes  and  6  core  drill  holes  have  been  completed  during  the  2009-exploration  program.

Certified  assays  are  pending  on  all  drill  holes.     The  main  focus  of  the  drilling  is  on  the

Sourdough Ridge zone, which is similar in geology to the Main Gil zone.  The Main Gil zone has been  drilled  extensively  in  the  past  over  a  3,000ft  strike  length  with  an  average  grade  of  0.04 ounces gold per ton.

Preliminary assays from the following holes are as follows:

Hole Number

Feet

Oz. P/T Gold

GVR-09-540

105' (from 145’-250’)

0.14

GVR-09-534

75’ (from 15’-90’)

0.09

GVR-09-523

110’ (from 125’-230’)

0.04

As  of  July  2,  2009  the  Gil  Project  is  an  advanced  exploration  program  controlled  by  Teryl

Resources  and  Kinross  Gold  Corporation.    The  exploration  area  is  located  19  miles  north  of

Fairbanks,  Alaska  and  8  miles  northeast  of  Alaska’s  largest  gold  producer,  the  Fort  Knox  Mine

(owned  by  Kinross  Gold).   The  Gil  Project  consists  of  three  adjacent  prospect  areas;  the  Main

Gil Zone, the North Gil Zone and Sourdough Ridge.

A  total  of  US$9,000,000  has  been  expended  by  the  joint  venture  partners  between  1992  and

2009,  with  Teryl  and  Kinross  accounting  for  20%  and  80%  respectively  of  total  expenditures.

Lode  prospects  at  the  Gil  have  been  tested  by  86  core  holes  totaling  33,354ft,  327  reverse circulation drill holes, totaling 93,804ft, and 21 trenches with a combined length of approximately

7,420ft.

Management  believes  the  current  gold  assay  results  are  favorable  compared  to  the  adjacent producing property, Fort Knox Mine, with its values of 0.03 ounces per ton.

In  October  2009,  Teryl  announced  that  the  2009  work  program  on  the  Gil  Mineral  claims completed  15,295ft  of  drilling,  primarily  targeting  the  joint  venture’s  Sourdough  Ridge  prospect

near its Gil deposit.   The current drilling along Sourdough Ridge has drill indicated a mineralized

zone  at  least  1,500ft  long,  which  remains  open  to  the  east.    The  Sourdough  Ridge  zone  is

adjacent  to  and  east  of  the  Main  Gil  zone,  which  is  part  of  the  joint  venture  property.   The  Main

Gil zone has a 2,500-foot long mineralized zone with an average of 0.04 ounces of gold per ton.

Further details are set out in the Company’s news release dated October 20, 2009.

The   planned   expenditures   or   deferred   costs   for   the   Company’s   portion   of   the   2009   Gil

Exploration program is estimated at approximately $330,000 US being 20% of the 2009 budget.

On  January  6,  2010  Teryl  rejected  the  Letter  of  Intent  from  Kinross  Gold  regarding  its  purchase of Teryl’s 20% interest in the Gil Claims.

On  February  2,  2010  Teryl  announced  the  approval  of  a  $1.5  million  budget  for  the  Gil  Claims for 2010.

On March 2, 2010 Teryl hired Geologist Mark Robinson to evaluate the Gil joint venture deposit.

The  board  of  directors  concluded  that  it  is  very  important  for  Teryl  to  complete  an  economic study  on  the  Gil  Joint  Venture  property.  This  will  be  key  in  gauging  any  future  offers,  which  can then be evaluated. Phase I - Proposed Scope of Work, as follows:

1.   Examine the tailings from placer mines on Slippery Creek and Lohr Creek to determine if intrusive  rocks  are  present  in  the  drainages.  If  present,  they  will  be  described  and sampled, giving an indication of the possible intrusive-hosted mineralization in the area.

2.   Examine  the  USSR&M  ditch  line  between  Slippery  Creek  and  Too  Much  Gold  Creek  to determine if intrusive rocks are present in the area of the magnetic low.

3.   Examine  the  outcrop/subcrop  of  the  “White  Schist”  north  of  Sourdough  and  Gil  North.

Mineralized rock to be described and sampled.

Phase II - Gil J/V Fair Market Value, as follows:

Phase II will consist of a fair market evaluation, utilizing 3D modeling of the proposed ore body,

and a calculation of grade and tonnage contained within that model.

On  April  20,  2010  Teryl  announced  that  a  12.8  mile  ground  magnetometer/gradiometer  survey

was  completed  in  March  2010.    On  April  12,  2010  the  16,000'  drilling  program  commenced.

The  goal  of  the  2010  program  is  to  further  delineate  the  strike  extension  of  the  mineralized zones,  and  to  infill  between  step-out  holes,  in  order  to  gain  a  better  understanding  of  ore-zone continuity. The 2010 work plan calls for ground geophysics, 11,000 feet of RC drilling, and 5,000 feet  of  HQNQ  core  drilling.  In  addition,  fieldwork  involving  mapping,  soil  and  rock  sampling,  and mobile metal ion (MMI) geochemical sampling will be performed.

West Ridge Claims

The  West  Ridge  Property  is  made  up  of  53  State  mining  claims  held  by  the  Company  north  of

Fairbanks,  Alaska,  a  distance  of  22  miles  by  road.   The  West  Ridge  property  adjoins  Kinross

Gold  Corp.’s  True  North  gold  deposit  and  lies  approximately  8  miles  northwest  of  the  producing

Fort Knox gold mine.  The property was submitted to Kinross early in the summer of 1998 and a

joint  venture  was  signed  and  later  terminated.   No  fieldwork  was  conducted  on  the  West  Ridge

property during the fiscal years ended 2009 and 2008.

Fish Creek Claims

Teryl Resources has an option on 50% joint venture interest in 30 State of Alaska mining claims,

comprising  1,032  acres,  known  as  the  Fish  Creek  Prospect,  in  the  Fairbanks  Mining  District  in

Alaska, located 25 miles north of Fairbanks, Alaska.

These  claims  are  subject  to  an  option  agreement  with  Linux  Gold  Corp.   The  Company  may

purchase  the  5%  net  royalty  for  $500,000  US  within  1  year  after  production  on  a  25%  working

interest.   Teryl  also  agrees  to  expend  a  minimum  of  $500,000  US  after  3  years  from  the  date  of

the  agreement.   The  claims  are  legally  maintained  by  recording  an  affidavit  of  annual  labor  for  a

minimum  expenditure  and  by  paying  annual  rental  to  the  State  of  Alaska.    The  Company  is

permitted  to  conduct  exploration  by  drilling.   The  Company  currently  holds  a  valid  exploration

permit  on  the  project.   Additional  permits  for  future  work  will  be  acquired  from  the  Division  of

Mining, Alaska Department of Fish and Game, and the US Corps of Engineers on an as-needed basis.

On  January  25,  2008  the  Company  announced  that  it  would  be  arranging  a  drill  program  on  the

Fish  Creek  claims  in  Alaska  to  test  several  gold  geophysical  anomalies,  from  the  geophysical survey completed by Fugro Airborne Survey, Inc.  The drilling has been postponed due to lack of drills available in Alaska in 2008.

The  technical  disclosure  for  the  Fish  Creek  Property  is  prepared  under  the  supervision  of  Curt

Freeman,  a  qualified  person  as  that  term  is  defined  in  NI  43-101,  Standards  of  Disclosure  for

Mineral Projects.

Gold Hill Property, Arizona

On  June  10,  2006,  the  Company  and  Frederic  &  John  Rothermel  (the  Vendors)  entered  into  an agreement  whereby  the  Company  purchased  a  100%  interest  in  the  Gold  Hill  Patented  Claim

Group  located  in  the  Warren  Mining  District,  Cochise  County,  Arizona,  USA,  subject  to  a  10%

Net Profit royalty to the Vendors, for the following considerations:

     $5,655  ($5,000  US)  for  a  90-day  option  and  $11,268  ($10,000  US)  to complete a due diligence within 90 days (paid),

     $7,000 ($6,000 US) paid January 5, 2007 to the Vendors, with $6,000 US payments to be made each quarter, (all required quarterly payments have been paid),

     to  complete  a  $50,000  US  first  phase  exploration  program  conducted  by the Vendors,

     $250,000 US per year upon commencement of production.

On  August  1,  2006  6  additional  unpatented  lode  mining  claims  were  filed  with  the  Arizona  State

office  of  the Bureau  of  Land  Management  on  behalf  of  the Company.   On  October  16,  2006,  the

Company  exercised  its  option  and  has  a  10-year  option  to  purchase  up  to  a  10%  net  profit interest  from  the  Vendors  for  $1.5  US  million  per  5%  net  profit  interest,  therefore,  having  an

option  on  a  100%  interest  in  the  Bisbee,  Arizona  patented  claims.    The  Gold  Hill  Project  is

located  approximately  4.5  miles  southeast  of  Bisbee  Arizona  in  the  Warren  Mining  District  of

Cochise County (Township 23 South, Range 25 East sections 25 30, 31, and 32).   The Gold Hill

Project consists of 14-patented claims comprising 250 acres.

On  July  3,  2008  the  Company  announced  that  it  had  terminated  the  principle  agreement  for  the

Gold  Hill  Prospect.    Following  compilation  and  review  of  results  of  mapping,  geochemical sample  results  and  drilling  carried  out  to  July  2008,  it  was  determined  that  there  was  insufficient

economic  mineralization  to  justify  further  exploration  expenditures.    Property  and  exploration

costs of $273,889 were written off.

The Company has staked 8 claims in Arizona (Cochise County).

OIL AND GAS PROPERTIES

Jancik, C-S and Herrmann Wells, Fayette County, Texas

The  Company  owns  6.5%  working  interest  (4.680%  net  revenue  interest)  in  the  Peters  No.  1

Well,  in  Fayette  County,  Texas,  and  a  7.5%  working  interest (5.79375%  net  revenue  interest)  in each  of  the  C-S  #1,  Jancik  #2  and  Herrmann  #4  wells,  located  in  Burleson  County,  Texas.

During  the  fiscal  year  ended  May  31,  2009  revenues  of  $15,582  were  recorded  from  the  Texas properties.  During  the  nine  months  ended  February  28,  2010  revenues  of  $921  were  recorded from the property.

Gas Wells, Knox County, Kentucky

On  April  7,  2008,  the  Company  entered  into  an  agreement  with  IAS  Energy,  Inc.,  a  company with  common  directors,  to  purchase  40%  the  remaining  interest  (subject  to  40%  net  revenue

interests  to  others),  in  the  3  gas  wells  located  in  Knox  and  Laurel  Counties,  Kentucky:   the  Ken

Lee  #1  (May  18/06)  natural  gas  well  for  $103,045  ($92,500  US);  in  the  Elvis  Farris  #2  (June

8/06)  natural  gas  well  for  $104,461  ($92,500  US);  and  in  the  Clarence  Bright  #1  (July  31/06)

natural gas well for $104,673 ($92,500 US).

In  consideration,  the  Company  received  an  initial  payment  of  $25,000  and  the  balance  was  to

be   determined   after   an   independent   valuation   report   prepared   by   a   qualified   petroleum

geologist.  Subsequent to the fiscal year ended May 31, 2008, both parties agreed to indefinitely suspend  the  agreement  due  to  the  difficulty  of  obtaining  an  independent  valuation  report  due  to

the  vertical  fracture  of  the  wells.   As such,  the $25,000  paid  to  IAS  will  be applied  against  future revenue until the balance is fully depleted.

As  there  has  been  no  determination  as  to  the  gas  reserves  done  on  any  of  the  wells,  the  wells

were   being   depleted   straight-line   over   10   years,   which   is   their   estimated   pay-out   term.

However,  due  to  new  reporting  regulations,  these  wells  were  written  off  at  May  31,  2008,  as there were no proven reserves.

The  Company  earned  $5,286  in  well  revenues  during  the  fiscal  year  ended  May  31,  2009,  and

$2,829 during the nine months ended February 28, 2010.

1.5

Summary Of Quarterly Results

The  Company  experienced  a  net  loss  of  $158,356  or  $0.003  per  share  for  the  quarter  ended

February  28,  2010  compared  to  a  net  loss  of  $75,227  or  $0.002  per  share  for  the  same  period last year.

The  following  is  a  summary  of  the  Company’s  financial  results  for  each  of  the  Company’s  eight most recently completed quarters:

Feb.

28,     Nov.

30,     Aug.

31,     May

31,     Feb.

28,     Nov.

30,     Aug.

31,     May

31,

2010

2009

2009

2009

2009

2008

2008

2008

Revenue

$1,064

$1,670

$1,007

$6,130

2,131

$4,981

$7,873

$15,084

General &

admin

$159,420

$222,241

$77,308

$407,659

67,383

$129,784

$133,932

$408,662

expenses

Write off/

impairment of

mineral

-

($6,701)

-

$60,705

-

$6,538

-

-

properties

Loss

($158,356)

($215,639)

($86,794)

($389,006)

($65,557)

($130,375)

($105,713)

($977,524)

Loss per share

($0.003)

($0.004)

($0.002)

($0.008)

($0.001)

($0.005)

($0.002)

($0.02)

Total assets

$4,147,523     $3,675,278      $3,773,418      $3,374,985      $3,243,315      $3,283,364      $3,298,570      $3,486,056

Total long-term

liabilities

-

-

-

-

-

-

-

-

As  the  Company  is  in  the  exploration  stage,  variances  by  quarter  reflect  overall  corporate activity and are also impacted by factors which are not recurring each quarter.

The  fluctuations  in  net  loss  are  mainly  due  to  the  difficulties  faced  by  small  companies  when  it

comes  to  raising  funds  in  the  current  economic  climate.    When  a  financing  is  completed,

expenditures  rise,  increasing  the  net  loss.   As  those  funds  are  allocated,  expenditures  decline,

reducing the net loss.

General and administrative expenses totaled $159,420 for the quarter ended February 28, 2010

compared  to  $77,917  for  the  same  period  ended  February  28,  2009.   Details  of  the  five  largest

operating expenses are as follows:

     Publicity,  shareholder  communication  and  investor  relations  fees  of  $76,666  (2009  -

$2,905);

     Management and directors’ fees of $30,686 (2009 - $26,447);

     Professional fees of $6,884 (2009 - $10,487);

     Office, secretarial fees and employee benefits of $20,810 (2009 - $21,065);

     Stock-based compensation expense of $3,971 (2009 - $nil).

The  company  recorded  an  amount  of  $3,971  as  stock-based  compensation  in  the  quarter ending  February  28,  2010  as  a  result  of  issuance  of  65,000  stock  options  and  vesting  of  12,500 stock options.

The Company expects to spend the same amount in the next quarter.   All other expenses are in

the normal course of doing business.

Financings

On  July  15,  2009,  the  Company  entered  into  two  promissory  note  agreements  with  a  related

party  for  $60,000  and  $31,363  (US$27,000)  to  be  paid  on  or  before  June  30,  2010.   The  two

promissory  notes  have  an  interest  rate  of  8%  per  annum  to  be  paid  monthly  commencing  on

August  15,  2009.   The  principal  amounts  are  convertible  into  shares  of  the  Company  at  $0.20

per  share  upon  regulatory  approval.   In  January,  2010  the  Company  redeemed  the  convertible loan of $31,363 (US$27,000) with cash payment on the principal, leaving principal of promissory note outstanding at $60,000 on February 28, 2010.

On  August  18,  2009,  the  Company  issued  7,042,092  units  of  capital  stock  pursuant  to  a  Private

Placement  with  41  placees  at  a  price  of  $0.075  per  unit.   Each  unit  consists  of  one  common

share  and  one  share  purchase  warrant  exercisable  within  one  year  for  $0.10  per  share  and

within  two  years  for  $0.15  per  share.   Finders’  fees  in  connection  with  this  non-brokered  private placement were $34,478.

On  November  11,  2009,  an  employee  exercised  stock  options  for  12,500  shares  at  a  price  of

$0.10 per share.

On  November  25,  2009,  the  Company  closed  the  non-brokered  private  placement  announced

November   5,   2009.     The   private   placement   was   oversubscribed   by   146,734   Units.     The

Company  has  now  issued  1,646,734  common  share  units  (the  “Units”)  as  described  in  the

November 5, 2009 news release.   Units were priced at $0.17 per Unit, for gross proceeds to the

Company  of  $279,945.    Each  Unit  consists  of  one  common  share  and  one  share  purchase warrant.  Each  Warrant  is  exercisable  at  a  price  of  $0.22  per  share  for  one  year  from the  date  of

closing.    Net  proceeds  of  approximately  $263,424  from  this  private  placement  will  be  used

accounts   payable,   including   intercompany   payables,   and   working   capital   purposes.      In

connection with the non-brokered private placement, Teryl paid finders’ fees of $17,966 in cash.

During  January,  2010,  the  Company  issued  7,042,092  common  shares  for  warrants  exercised at $0.10 per share.

1.6

Liquidity

All  of  the  Company’s  properties  are at  the  advanced  or  early  exploration  stages.   The Company

does  not  expect  to  generate  significant  revenues  in  the  near  future  and  will  have  to  continue  to

rely  upon  the  sale  of  equity  securities  to  raise  capital.    Fluctuations  in  the  Company’s  share

price   may   affect   its   ability   to   obtain   future   financing   and   the   rate   of   dilution   to   existing

shareholders.

During  the  nine  months  ended  February  28,  2010,  the  Company  financed  its  operations  and received $850,747 by:



share capital issued for cash in the net amount of $1,492,488 and



proceeds of $60,000 from a convertible loan.

These proceeds were mainly used to fund administrative activities during the nine month period,

as well as fund drilling of the Gil claims.

The  Company’s  cash  position  increased  to  $510,240  at  February  28,  2010  as  compared  to

$6,185 at May 31, 2009.

1.7

Capital Resources

The Company sees the exercise of stock options and warrants as a source of capital.   As of the

date of this Report, there were 2,706,734 warrants outstanding exercisable at weighted average

price  of  $0.17  per  warrant.   The  current  market  price  of  the  Company’s  shares  is  $0.205  as  of

April 29, 2010.

Since  its  incorporation,  the  Company  has  financed  its  operations  almost  exclusively  through  the

sale  of  its  common  shares  to  investors.   The  Company  expects  to  finance  operations  through

the  sale  of  equity  in  the  foreseeable  future  as  it  generates  limited  revenue  from  business

operations.   There  is  no  guarantee  that  the  Company  will  be  successful  in  arranging  financing on acceptable terms.  To a significant extent, the Company’s ability to raise capital is affected by

trends  and  uncertainties  beyond  its  control.    These  include  the  market  prices  for  base  and

precious metals and results from the Company’s exploration program.   The Company’s ability to

attain  its  business  objectives  may  be  significantly  impaired  if  prices  for  metals  fall  or  if  results from exploration programs on its properties are unsuccessful.

The  Company’s  objectives  when  managing  capital  are  to  safeguard  the  Company’s  ability  to continue  as  a  going  concern  in  order  to  pursue  the  exploration  of  its  mineral  claims  and  to

maintain  a  flexible  capital  structure  for  its  projects  for  the  benefit  of  its  stakeholders.   As  the

Company  is  not  earning  significant  revenues  from  operations,  its  principal  source  of  funds  is from the issuance of common shares.

We  have  been  successful  in  the  past  in  acquiring  capital  through  the  issuance  of  shares  of  our

Common  Stock,  and  through  advances  from  related  parties.   Although  we  intend  to  continue

utilizing  these  sources,  there  has  been  no  assurance  in  the  past  that  these  sources  and

methods  would  continue  to  be  available  in  the  future.    In  the  event  that  no  other  sources  of

capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles  as  many  small,  undercapitalized  companies  do,  and,  in  the  worst  case,  we  could  be forced  to  reorganize  or  liquidate,  either  of  which  consequence  would  likely  have  an  adverse financial effect upon our shareholders.

In  the  management  of  capital,  the  Company  includes  the  component  of  shareholders’  equity  as well as cash, receivables, related party payables and short-term investment balances.

The  Company  manages  the  capital  structure  and  makes  adjustments  to  it  in  light  of  changes  in

economic  conditions  and  the  risk characteristics  of  the  underlying  assets.   To maintain  or  adjust

the  capital  structure,  the  Company  may  attempt  to  issue  new  shares,  acquire  or  dispose  of assets or adjust the amount of cash and short-term investments.

Other   than   the   current   economic   uncertainty   and   financial   market   volatility,   and   resulting

tightening   of   capital   markets,   the   Company   does   not   know   of   any   trends,   demand,

commitments,  events  or  uncertainties  that  will  result  in,  or  that  are  reasonably  likely  to  result  in,

its liquidity either materially increasing or decreasing at present or in the foreseeable future.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

During  the  nine  months  ended  February  28,  2010,  the  Company  entered  into  the  following transactions with related parties:

1.   The   Company   paid   management   fees   of   $22,500   to   SMR,   a   private   company

controlled   by   an   officer   of   the   Company,   during   the   nine   month   period   ended

February  28,  2010  (2009  -  $22,500).    As  of  February  28,  2010,  $4,900  (May  31,

2009 - $77,883) was payable to SMR by the Company.

2.   During  the  nine  month  period  ended  February  28,  2010,  directors  fees  of  $9,000

(2009   -   $12,000)   were   paid   to   the   President   of   the   Company.     Administration

consulting  fees  of  $15,300  (2009  -  $19,800)  were  paid  to  a  director  of  the  Company.

Secretarial  and  consulting  fees  of  $13,500  (2009  -  $8,550)  were  paid  to  a  director  of the Company.

3.   During  the  nine  month  period  ended  February  28,  2010,  fees  of  $9,311  (2009  -

$10,600)  were  paid  to  KLR  Petroleum  Ltd.  (which  is  controlled  by  an  officer  of  the

Company) for administration of the Company payroll and benefit plan.

4.   Office  rent  of  $11,986  (2009  -  $11,645)  was  paid  to  Linux  Gold,  Inc.  for  the  nine month period ended February 28, 2010.

All of the above transactions have been in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

1.10     Fourth Quarter

N/A

1.11     Proposed Transactions

N/A

1.12     Critical Accounting Estimates

The   preparation   of   financial   statements   in   conformity   with   Canadian   generally   accepted

accounting  principles  requires  management  to  make  estimates  and  assumptions  that  affect  the reported  amounts  of  assets  and  liabilities  and  disclosure  of  contingent  assets  and  liabilities  at the date of the financial statements and the reported amounts of revenues and expenses during

the  reporting  period.   Significant  areas  requiring  the  use  of  management  estimates  relate  to  the determination  of  impairment  of  equipment  and  resource  interests,  useful  lives  for  depreciation

and  amortization,  and  cost  allocations  to  specific  projects.   Financial  results  as  determined  by

actual events could differ from those estimates.

1.13     Changes in Accounting Policies

Accounting policies implemented effective June 1, 2008

On  June  1,  2008,  the  Company  adopted  CICA  Handbook  Section  3862,  “Financial  Instruments

–   Disclosures”   (“Section   3862”)   and   Section   3863,   “Financial   Instruments   –   Presentation”

(“Section  3863”).    Section  3862  requires  disclosure  of  detail  by  financial  asset  and  liability

categories.   Section  3863  establishes  standards  for  presentation  of  financial  instruments  and

non-financial  derivatives.    Section  3863  deals  with  the  classification  of  financial  instruments,

from  the  perspective  of  the  issuer,  between  liabilities  and  equity,  the  classification  of  related interest,  dividends,  losses  and  gains,  and  the  circumstances  in  which  financial  assets  and financial liabilities are offset.  See Note 4 for additional details.

On  June  1,  2008,  the  Company  adopted  CICA  Handbook  Section  1535,  “Capital  Disclosures”.

This   section   establishes   standards   for   disclosing   information   about   an   entity’s   objectives,

policies, and processes for managing capital.  See Note 14 for additional details.

On   June   1,   2009,   the   Company   adopted   CIBC   Handbook   Section   3064,   “Goodwill   and

Intangible  Assets”  (“Section  3064”),  which  replaces  Handbook  Section  3062,  “Goodwill  and

Other   Intangible   Assets”   (“Section   3062”)   and   Handbook   Section   3450,   “Research   and

Development   Costs”).     Various   changes   have   been   made   to   other   sections   of   the   CICA

Handbook  for  consistency  purposes.   Section  3064  establishes  standards  for  the  recognition,

measurement,  presentation  and  disclosure  of  goodwill  subsequent  to  its  initial  recognition  of intangible assets.  Standards concerning goodwill are unchanged from the standards included in

the  previous  Section  3062.   The  Company  has  evaluated  the  new  section  and  determined  that

adoption   of   these   new   requirements   will   have   no   impact   on   the   Company’s   consolidated

financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In  October  2008,  the  CICA  issued  Handbook  Section  1582,  “Business  Combinations”,  which

establishes   new   standards   of   accounting   for   business   combinations.   This   is   effective   for

business  combinations  for  which  the  acquisition  date  is  on  or  after  the  beginning  of  the  first annual  reporting  period  beginning  on  or  after  January  1,  2011.  The  Company  is  considering early  adoption  to  coincide  with  the  adoption  of  IFRS.  This  adoption  is  not  expected  to  have  an impact on the Company’s financial position, earnings or cash flows.

In   October   2008,   the   CICA   issued   Handbook   Section   1601,   “Consolidated   Financial

Statements”,   and   Section   1602,   “Non-controlling   Interests”,   to   provide   guidance   on   the

preparation  of  consolidated  financial  statements  and  accounting  for  non-controlling  interests subsequent  to  a  business  combination.  The  section  is  effective  for  fiscal  years  beginning  on  or after January 2011. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

In  January  2009,  the  CICA  approved  EIC-173,  “Credit  Risk  and  the  Fair  Value  of  Financial

Assets  and  Financial  Liabilities.”  This  guidance  clarified  that  an  entity’s  own  credit  risk  and  the credit  risk  of  the  counterparty  should  be  taken  into  account  in  determining  the  fair  value  of financial  assets  and  financial  liabilities  including  derivative  instruments.  The  Company  has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

In February 2008, the Accounting Standards Board announced that publicly accountable entities will  be  required  to  prepare  financial  statements  in  accordance  with  IFRS  for  interim  and  annual

financial  statements  for  fiscal  years  beginning  on  or  after  January  1,  2011.   The  Company  is

assessing  the  impact  of  the  conversion  from  GAAP  to  IFRS  on  the  financial  statements  and  will develop a conversion implementation plan.

1.14     Financial Instruments & Other Instruments

The  Company’s  financial  instruments  consist  of  cash,  marketable  securities,  GST  and  accounts receivable, advances to related parties, amounts due to related parties, and accounts payable.

The fair value of arms-length financial instruments approximates their carrying value due to their short-term maturity.

The  fair  value  of  related  party  balances  cannot  be  reasonably  determined  as  comparable  risk and interest rate profiles are not readily available.

1.15     Other MD&A Requirements

Internal Control Risks

The  President  or  the  Chief  Executive  Officer  (“CEO”)  and  Chief  Financial  Officer  ("CFO")  are

responsible for designing internal controls over financial reporting in order to provide reasonable assurance  regarding  the  reliability  of  financial  reporting  and  the  preparation  of  the  Company's consolidated  financial  statements  for  external  purposes  in  accordance  with  Canadian  GAAP.

The  design  of  the  Company's  internal  control  over  financial  reporting  was  assessed  as  of  the date of this Management Discussion and Analysis.

Based  on  this  assessment,  a  weakness  common  to  small  companies  was  identified.    The

Company  does  not  have  a  sufficient  number  of  personnel  to  allow  for  proper  segregation  of duties.  To compensate for this, all major commitments and all payments require two signatures,

including CEO, and a member of the board of directors.

Furthermore, the officers and directors will continue to monitor very closely all financial activities of  the  Company  to  mitigate  this  weakness,  and  candid  discussion  of  any  risks  with  the  audit committee.

Risks And Uncertainties

The  risks  and  uncertainties  affecting  the  Company  remain  substantially  unchanged  from  those

disclosed  in the  Annual  MD&A.   It  is  the  management’s  opinion  that  the Company  has  sufficient funds  on  hand  to  meet  the  Company’s  ongoing  administrative  expenses  for  a  period  of  at  least twelve months.

Outstanding Share Data

Authorized:   100,000,000 shares without par value

5,000,000 Preferred shares

Issued:

Common:  67,450,946 - $13,454,792

COMMON SHARES

SHARE CAPITAL

Balance as at May 31, 2007

40,862,528

$10,839,258

Issued for cash

Private placements

8,715,000

$1,307,250

Exercise of stock options

10,000

$1,500

Share issuance costs

-

($90,842)

Fair value of brokers’ warrants

-

($25,339)

Balance as at May 31, 2008 and

November 30, 2008

49,587,528

$12,031,827

Share issuance costs

-

$1,594

Balance as at May 31, 2009

49,587,528

$12,030,233

Private placements

10,808,826

$967,102

Exercise of warrants

7,042,092

$704,209

Exercise of stock options

12,500

$1,250

Share issuance costs

-

($64,198)

Fair value of options exercised

-

$792

Fair value of warrants exercised

-

330,414

Fair value of warrants granted

-

($515,010)

Balance as at February 28, 2010

67,450,946

$13,454,792

Outstanding Share Purchase Warrants

Remaining

Exercise

Number

Contractual

Expiry Date

Price

of Warrants

Life (years)

$

June 8, 2010

0.10

1,060,000

0.27

November 25, 2010

0.22

1,646,734

0.74

2,706,734

The  following  is  a  summary  of  the  Company’s  warrant  activities  during  the  nine-month  period ended February 28, 2010:

Weighted

Average

Number of

Exercise

Warrants

Price

$

Balance – May 31, 2009

2,715,000

0.25

Issued

9,748,826

0.12

Exercised

(7,042,092)

0.10

Expired

(2,715,000)

0.25

Balance – February 28, 2010

2,706,734

0.17

Outstanding Stock Options

The following stock options were outstanding at February 28, 2010:

Remaining

Number of

Exercise

Number    Contractual

Options

Expiry Date

Price    of Options

Life    Exercisable

$

(years)

December 4, 2010

0.250

65,000

0.75

16,250

November 2, 2011

0.180

25,000

1.67

6,250

April 24, 2012

0.150

1,650,000

2.15

412,500

November 7, 2012

0.220

25,000

2.69

6,250

March 10, 2013

0.210

75,000

3.03

18,750

April 23, 2014

0.100

37,500

4.15

12,500

October 30, 2014

0.185

275,000

4.67

68,750

November 5, 2014

0.185

50,000

4.67

12,500

2,202,500

553,750

The  following  is  a  summary  of  the  Company’s  stock  option  activities  during  the  nine-month period ended February 28, 2010:

Weighted

Average

Number of

Exercise

Options

Price

$

Balance – May 31, 2009

1,825,000

0.160

Granted

325,000

0.185

Granted

65,000

0.250

Exercised

(12,500)

0.100

Balance – February 28, 2010

2,202,500

0.167

Subsequent Events

The  following  events  occurred  subsequent  to  February  28,  2010  and  up  to  and  including  April

29, 2010:

On  April  19,  2010,  the  Company  granted  two  consultants  stock  options  to  purchase  a  total  of

100,000  shares  of  the  Company’s  common  stock  at  an  exercise  price  of  $0.24  for  a  period  of five years.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Management   has   established   processes,   which   are   in   place   to   provide   them   sufficient

knowledge   to   support   management   representations   that   they   have   exercised   reasonable

diligence  that  (i)  the  audited  financial  statements  do  not  contain  any  untrue  statement  of material  fact  or  omit  to  state  a  material  fact  required  to  be  stated  or  that is  necessary  to  make  a statement  not  misleading  in  light  of  the  circumstances  under  which  it  is  made,  as  of  the  date  of and  for  the  periods  presented  by  the  audited  financial  statements  and  that  (ii)  the  audited financial  statements  fairly  present  in  all  material  respects  the  financial  condition,  results  of operations  and  cash  flows  of  the  Company,  as  of  the  date  of  and  for  the  periods  presented  by the audited financial statements.

In   contrast   to   the   certificate   required   under   National   Instrument   52-109   Certification   of

Disclosure  in  Issuers’  Annual  and  Interim  Filings  (NI  52-109),  the  Company  utilizes  the  Venture

Issuer Basic Certificate which does not include representations relating to the establishment and maintenance  of  disclosure  controls  and  procedures  (DC&P)  and  internal  controls  over  financial reporting  (ICFR),  as  defined  in  NI  52-109.  In  particular,  the  certifying  officers  filing  Venture

Issuer  Basic  Certificate  are  not  making  any  representations  relating  to  the  establishment  and maintenance of:

i)

controls  and  other  procedures  designed  to  provide  reasonable  assurance that  information  required  to  be  disclosed  by  the  issuer  in  its  annual  filings,

interim filings or other reports filed or submitted under securities legislation is

recorded,   processed,   summarized   and   reported   within   the   time   periods

specified in securities legislation; and

ii)

a   process   to   provide   reasonable   assurance   regarding   the   reliability   of

financial  reporting  and  the  preparation  of  financial  statements  for  external purposes in accordance with the issuer’s GAAP.

The  Company’s  certifying  officers  are  responsible  for  ensuring  that  processes  are  in  place  to provide  them  with  sufficient  knowledge  to  support  the  representations  they  are  making  in  this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of the

Company to design and implement on a cost effective basis DC&P and ICFR as defined in NI

52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The Board of Directors of Teryl Resources Corp. has approved the disclosures contained in this

Interim  MD&A.   A  copy  of  this  MD&A  and  unaudited  consolidated  financial  statements  ended

February 28, 2010 will be provided to anyone who requests this information.

Additional Information

For  press  releases  and  other  up-dated  information,  please  contact  the  Company  either  by

phone:     604-278-5996;   fax:     604-278-3409;   e-mail   at   ir@terylresources.com,   refer   to   the

Company’s    website    at    www.terylresources.com    or    refer    to    the    SEDAR    website    at

www.sedar.com.